SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

December 19, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X                                  Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ___      No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ___      No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.
Translation of a submission from Banco Macro to the CNV dated December 19, 2008 announcing the repurchase of 393,818 shares of Banco Macro’s Class B Common Stock, a nominal value of US$ 8,530,000 of its 8.50% Notes Due 2017, Series 2 and a nominal value of US$ 800,000 of its 10.750% Notes Due 2012, Series 3.

Buenos Aires, December 19, 2008

To the
Comisión Nacional de Valores
25 de mayo 175, 3rd Floor
Buenos Aires

Re.: Banco Macro S.A. Reports Relevant Event in Compliance with Section 3, subsection 23, Chapter XXI of Book 6 of the Rules of the Comisión Nacional de Valores.

Dear Sirs,

In my capacity as attorney-in-fact of Banco Macro S.A. (the "Bank") and in compliance with Section 3, subsection 23, Chapter XXI of Book 6 of CNV General Resolution Number 368 (as consolidated in 2001), I hereby inform the Comisión Nacional de Valores (the “CNV”) that the Bank has acquired its own shares issued by the Bank under the provisions of Section 68 of Law 17,811 (added by Decree number 677/2001),and,  having exceeded the 10% limit set by such regulation, the bank has purchased its own shares under subsection 2 of section 220 of  the Argentine Corporations Law No. 19.550, and the Rules of the CNV, particularly General Resolution No. 535.

In that respect, we inform you that the Bank acquired 393,818 common, book entry, Class B shares with a par value of Ps$. 1 (one Peso) each and entitled to 1 (one) vote per share, for an average price of Ps$. 3.960 per share, and an aggregate amount of Ps$.1,559,324.32.

In addition, and in compliance with Section 2, Chapter XXI of Book 6 of CNV General Resolution Number 368 (as consolidated in 2001), we inform you that the Bank has repurchased a nominal value of US$ 8,530,000 of its 8.50% Notes Due 2017, Series 2, issued under its global medium-term note program for the issuance of notes in one or more series of up to an aggregate principal amount of US$700,000,000

Finally, and in compliance with Section 2, Chapter XXI of Book 6 of CNV General Resolution Number 368 (as consolidated in 2001), we inform you that the Bank has repurchased a nominal value of US$ 800,000 of its 10.750% Notes Due 2012, Series 3, issued under its global medium-term note program for the issuance of notes in one or more series of up to an aggregate principal amount of US$700,000,000.

In case of any doubt or inquiry, please contact me.

Sincerely,

/s/ Jorge F. Scarinci
Jorge F. Scarinci
Attorney-In-Fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MACRO BANK INC.

By:	/s/
Name: Luis Cerolini
Title: Director

Date: December 19, 2008